EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Dollars in thousands, except per share data)
	(unaudited)
Net Income	$882	$719	$1,689	$1,457

Weighted Average Shares Outstanding	2,733,071	1,893,343	2,761,842	1,891,955

Basic Earnings Per Share	$0.32	$0.38	$0.61	$0.77

Net Income	$882	$719	$1,689	$1,457

Weighted Average Shares Outstanding	2,733,071	1,893,343	2,761,842	1,891,955
Net Effect of Dilutive Stock Options	8,007	33,685	12,421	39,388

Weighted Average Diluted Shares Outstanding	2,741,078	1,927,028	2,774,263	1,931,343

Diluted Earnings Per Share	$0.32	$0.37	$0.61	$0.75